JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

[redacted]

03003325

16 January 2003

03 JAN 21 AM 7:21

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re Senior Management Appointments - **Dated 14 January 2002**

Yours faithfully
For and on behalf of
JCI (London) Limited

pp.

P E C Dexter
<u>Secretary</u>

dlw 1/27

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

03 JAN 21 AM 7:21

SABMILLER PLC ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

Ref: 01/03

London and Johannesburg, 14 January 2003. SABMiller plc (SABMiller) today announced several senior management appointments.

In North America John Bowlin, President and Chief Executive Officer of the Miller Brewing Company (Miller), will be resigning and Norman Adami, currently Chairman and Managing Director of The South African Breweries Ltd (Beer South Africa), has been appointed in his place. This change takes effect from 1 February 2003.

Graham Mackay, Chief Executive of SABMiller plc said: "I would like to thank John for his contribution to the Miller Brewing Company since April 1999, and I also note his 28 years of distinguished service to the Phillip Morris Group. In particular I acknowledge his commitment and efforts in the process of integrating the SAB and Miller organisations over the past six months. I wish him every success in the future.

"Norman has successfully tackled numerous challenging management roles in SABMiller with distinction over the past 20 years. He has led Beer South Africa over the past nine years and during this time has considerably developed and strengthened one of our largest and most successful operations. Norman brings Beer South Africa's strong performance management culture to Miller, and I am confident that he will add value and help to ensure that we achieve our collective aspirations for success in the USA".

John Bowlin said: "Over the last four years we have made a lot of progress and achieved some major improvements in the efficiency and competitiveness of Miller. I have been privileged to lead a very professional and talented management team and have every confidence that Miller will grow from strength to strength under Norman's leadership."

In Europe Mike Simms, Managing Director of SABMiller Europe, who has for some time indicated a desire to take early retirement, will relinquish this position with effect from 1 April 2003. He will then undertake various strategic projects before retiring in August 2003.

Dr Alan Clark, currently Managing Director of Amalgamated Beverage Industries Ltd (ABI), will take over from Mike Simms, with effect from 1 April 2003.

Tony van Kralingen, currently Managing Director of Plzensky Prazdroj as, the SABMiller subsidiary in the Czech Republic and owner of the Pilsner Urquell brand, will take over from Norman Adami in South Africa, with effect from 1 February 2003.

In due course, appointments will be announced of Managing Directors for ABI and Pilsner Urquell; and for Kompania Piwowarska in Poland, to succeed Trent Odgers, who was recently appointed to head our Central American operations.

ENDS

Notes to editors:

SABMiller is the world's second largest brewer by volume with pro forma 2001/02 lager volumes in excess of 120 million hectolitres and is also the world's leading brewer in developing markets. It has 112 brewing operations and over 69,000 employees, in 24 countries across Africa, Central and Eastern Europe, North and Central America and Asia. It has a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller is one of the largest bottlers of Coca-Cola products in the world.

South African Breweries plc acquired Miller Brewing Company from Philip Morris Inc in July 2002 in exchange for 430 million shares, worth US$4,993 million at the time of the agreement. On completion, the company changed its name to SABMiller plc.

SABMiller is listed on the London and Johannesburg stock exchanges and has a market capitalisation of US$7 billion (approximately R60 billion).

Contacts:

SABMiller plc		Tel: +44 20 7659 0100
Nick Chaloner	Director of Communications	Tel: +44 20 7659 0119 Mob: +44 7880 502 755

Anna Miller Salzman	Head of Investor Relations	Tel: +44 20 7659 0106 Mob: +44 7973 837 070
Ciaran Baker	Head of Corporate Communications	Tel: +44 20 7659 0120 Mob: +44 7979 954 493

Biographical details:

Norman Adami

Norman Adami becomes President and Chief Executive Officer of Miller Brewing Company on 1 February 2003. Mr Adami will relocate from Johannesburg to Milwaukee, where Miller is based, to take up his new appointment.

Mr Adami (48) joined The South African Breweries Ltd in 1979 as a Project Officer, being promoted to a number of increasingly senior positions before becoming Managing Director in 1994. In 1995, he was appointed to the main board of SAB and in 2000 was appointed as Chairman of The South African Breweries Ltd.

As Chairman and Managing Director of The South African Breweries Ltd, Mr Adami has acquired a reputation for setting and achieving tough financial and management goals based on sound financial discipline, uncompromising quality, and very strong management and organisations skills.

During his nine years leadership of The South African Breweries Ltd, Mr Adami has grown its market share to an all time high of 98.3 percent and has achieved EVA compound growth of 25.8 percent over the last five years in difficult trading conditions.

This has been achieved through building a powerful brand portfolio, effective market execution and customer service, and a robust marketing strategy. He has continually increased margins and improved the efficiency of operations, making the company a benchmark for international best practice and standards in the brewing industry.

Mr Adami was born and educated in South Africa and holds an honours degree in Business Science from the University of Cape Town and an MBA from the University of Witwatersrand. He has spent almost all of his business career with The South African Breweries Ltd, and held a number of increasingly senior posts in the company before his appointment as Chairman and Chief Executive. He is a member of the SABMiller plc Executive Committee.

Alan Clark

Alan Clark becomes Managing Director of SABMiller Europe on 1 April 2003. He joined The South African Breweries Ltd in 1990 as a Training and Development Manager. In 1994 he was appointed General Manager of the company's Alrode brewery and in 1996 Operations Director for its Northern Region. He was appointed Marketing Director in 2000. In the same year he was subsequently appointed to his current position of Chief Executive of SABMiller's Soft Drinks division and Managing Director of Amalgamated Beverage Interests (ABI). He is a member of the SABMiller plc Executive Committee.

Dr Clark was born in 1959 and grew up in Pretoria. His education includes graduating from U.P.E. with a BA (Hons) and an MA in Clinical Psychology, and gaining a DLitt et Phil from UNISA. He lectured in Psychology at Vista University and the University of South Africa before becoming an Associate Professor of Psychology and an Associate Director at the Centre for Cognitive Development at the Vista University. From 1985 until 1990 he ran a private practice in Clinical Psychology.

Tony van Kralingen

Tony van Kralingen becomes Managing Director of The South African Breweries Ltd on 1 February 2003 and will become a member of the SABMiller plc Executive Committee. He joined The South African Breweries Ltd in 1982, working in a number of increasingly senior roles including Marketing Director and Operations Director. In 2000 he was appointed Managing Director of Plzensky Prazdroj as.

Mr van Kralingen was born in 1958 in South Africa. He joined The South African Breweries Ltd immediately after completing his studies at the University of Natal, graduating with a BSc. (Hons) in Psychology.

Ends

Photography

Photographs of Mr Adami, Dr Clark and Mr van Kralingen are available from Briony Gilbert at briony.gilbert@sabmiller.com

This announcement is available on the SABMiller website, www.sabmiller.com